UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13D-2(a)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1 )*
OneWater Marine Inc.
(Name of Issuer)
Class A Common Stock, $0.01 par value
(Title of Class of Securities)
Class A Common Stock - 68280L101
(CUSIP Number)
John G. Troiano
Beekman Investment Partners III, LP
Beekman Investment Partners AIV III-OWM, L.P.
c/o The Beekman Group
530 Fifth Avenue, 23rd Floor
New York, New York 10036
(646) 502-3300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 22, 2020
(Date of Event which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box . ☐
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68280L101	Page 2 of 6
1	NAMES OF REPORTING PERSONS
John G. Troiano

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
481,802 shares of Class A Common Stock(1)(2)

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
481,802 shares of Class A Common Stock(1)(2)

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
481,802 shares of Class A Common Stock(1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.79% of Class A Common Stock(1)(2)(3)(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Beekman Investment Partners III, LP (“Beekman”) beneficially owns 414,527 shares of Class A Common Stock and Beekman Investment Partners AIV III-OWM, L.P. (“AIV III-OWM”) beneficially owns 67,275 shares of Class A Common Stock. Beekman is a limited partnership, the general partner of which is controlled by Mr. Troiano. AIV III-OWM is an investment fund controlled by Mr. Troiano.

(2)
Does not include shares 222,025 shares of the Issuer's Class B Common Stock, held by OWM BIP Investor, LLC (“OWM BIP”), an entity controlled by Mr. Troiano. The Class B Common Stock is not registered pursuant to Section 12 of the Exchange Act and confer no incidents of ownership upon the holder, but is entitled to one vote per share on any matter coming before the shareholders of the Issuer.

(3)	Based on 10,066,737 shares of Class A common stock, par value $0.01 per share, of OneWater Marine Inc., a Delaware corporation (the “Issuer”), issued and outstanding as of September 22, 2020.
(4)
In aggregate, combining the Reporting Persons' Class A Common Stock and Class B Common Stock, as of September 22, 2020, the Reporting Persons have voting power representing 4.70% of the Issuer’s outstanding classes of common stock.

CUSIP No. 68280L101	Page 3 of 6
1	NAMES OF REPORTING PERSONS
Beekman Investment Partners III, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
414,527 shares of Class A Common Stock(1)

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
414,527 shares of Class A Common Stock(1)

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
414,527 shares of Class A Common Stock(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.12% of Class A Common Stock(1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Beekman is a limited partnership, the general partner of which is controlled by Mr. Troiano.
(2)	Based on 10,066,737 shares of Class A common stock, par value $0.01 per share, of the Issuer, issued and outstanding as of September 22, 2020.

CUSIP No. 68280L101	Page 4 of 6
1	NAMES OF REPORTING PERSONS
Beekman Investment Partners AIV III-OWM, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
67,275 shares of Class A Common Stock(1)

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
67,275 shares of Class A Common Stock(1)

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
67,275 shares of Class A Common Stock(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.67% of Class A Common Stock(1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	AIV III-OWM is an investment fund controlled by Mr. Troiano.
(2)	Based on 10,066,737 shares of Class A common stock, par value $0.01 per share, of the Issuer, issued and outstanding as of September 22, 2020.

CUSIP No. 68280L101	Page 5 of 6
This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on February 21, 2020 (the “Schedule 13D”) filed by John G. Troiano, Beekman Investment Partners III, LP (“Beekman”) and Beekman Investment Partners AIV III-OWM, L.P. (“AIV III-OWM,” together with Mr. Troiano and Beekman, the “Reporting Persons”) with respect to shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of OneWater Marine Inc., a Delaware corporation (the “Issuer”). Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D or reflect any change in information from the date set forth on the cover of this Amendment No. 1 through the date set forth on the signature pages of this Amendment No. 1. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 4.	Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended by adding to the end of Item 4 the following:

On September 22, 2020, OWM BIP Investor, LLC, an investment vehicle wholly-owned by AIV III (“OWM BIP”) redeemed 383,727 common units of OneWater Marine Holdings LLC (“OneWater LLC”) and 383,727 shares of the Issuer's Class B Common Stock for 383,727 newly-issued shares of the Issuer's Class A Common Stock. Also, on September 22, 2020, OWM BIP sold 383,727 shares of Class A Common Stock at $19.00 per share and AIV III-OWM sold 116,273 shares of Class A Common Stock at $19.00 per share.

Item 5.	Interest in Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a) In aggregate, the Reporting Persons are the beneficial owners of (i) 481,802 shares of Class A Common Stock of the Issuer, representing 4.79% of the Issuer's Class A Common Stock and (ii) OWM BIP owns 222,025 shares of Class B Common Stock of the Issuer, representing 4.52% of the Issuer’s Class B Common Stock as well as 222,025 common units of OneWater LLC. At the request of the holder, each common unit of OneWater LLC may be coupled with a share of Class B Common Stock of the Issuer and redeemed for, at the Issuer's election and subject to certain restrictions in the Fourth Amended and Restated Limited Liability Company Agreement of OneWater LLC (the "OneWater LLC Agreement"), newly-issued shares of Class A Common Stock of the Issuer on a one-for-one basis or for a cash payment to be determined pursuant to the OneWater LLC Agreement for each unit redeemed.  The units do not expire. The Issuer's Class A Common Stock is registered pursuant to Section 12(b) of the Exchange Act. The Issuer's Class B Common Stock is not registered pursuant to Section 12 of the Exchange Act and confer no incidents of ownership upon the holder, but is entitled to one vote per share on any matter coming before the shareholders of the Issuer. In aggregate, combining the Reporting Persons' Class A Common Stock and Class B Common Stock, as of September 23, 2020, the Reporting Persons have voting power representing approximately 4.70% of the Issuer’s outstanding common stock. The percentage of voting power is based on (i) 10,066,737 shares of Class A Common Stock and (ii) 4,908,561 shares of Class B Common Stock outstanding as of September 22, 2020.

(b) The information contained on the cover page to this Amendment No. 1 is incorporated herein by reference.

(c) Transactions in the Issuer’s securities affected by the Reporting Persons during the past sixty days:

The information set forth above in Item 4 is incorporated herein by reference.

There were no additional transactions in the last 60 days.

(d)-(e) Not applicable.

CUSIP No. 68280L101	Page 6 of 6
Signatures
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2020	By:	/s/ John G. Troiano
John G. Troiano, individually
Dated: September 24, 2020
Beekman Investment Partners III, LP

	By:	Beekman Investment Group III, LLC, its general partner.
/s/ John G. Troiano
John G. Troiano, Sole Manager
Dated: September 24, 2020
Beekman Investment Partners AIV III-OWM, L.P.

	By:	Beekman Investment Group III, LLC, its general partner.
/s/ John G. Troiano
John G. Troiano, Sole Manager